

TSX, NYSE American
Symbol: TMQ

News Release

Trilogy Metals Provides Update on the Ambler Access Project

February 23, 2022 - Vancouver, British Columbia – Trilogy Metals Inc. (**TSX/NYSE American: TMQ**) ("Trilogy" or the "Company") is providing an update on the Ambler Access Project ("AAP"). Yesterday, the United States Department of the Interior ("DOI") filed a motion to remand the Final Environmental Impact Statement ("FEIS") and suspend the right-of-way permits issued to the Alaska Industrial Development and Export Authority ("AIDEA") for the Ambler Access Project. The DOI has stated that the suspension of the road permits will allow it to carry out additional supplemental work on the FEIS.

The motion also indicated that the DOI has requested that the lawsuits filed against the DOI by a coalition of national and Alaska environmental non-government organizations be suspended. The lawsuits had been filed in response to the United States Bureau of Land Management's ("BLM") issuance of the Joint Record of Decision ("JROD"), that authorized a right-of-way across federally managed lands for AIDEA and the AAP.

The Company will be commencing discussions with its partners, including NANA Regional Corporation, Inc., AIDEA, the Northwest Arctic Borough, the State of Alaska and South32 Limited to understand the potential impact of the above decision by the DOI on AIDEA's proposed plan and budget for the 2022 summer field season activities that were previously announced.

Tony Giardini, President and CEO of Trilogy, commented, "Foremost we would like to thank all of the Native villages in the Upper Kobuk Region, and the Northwest Arctic Borough, that have passed resolutions in favor of the AAP. This demonstrates the incredible support for the project from our Native Partners. We see this motion as another step in the consultation process leading to the ultimate development of the AAP and we recognize that subsistence is a key factor not just in the development of the road but in the development of the Upper Kobuk Mineral Projects which we believe will have significant positive impacts on the local economy, the provision of high paying stable jobs for Native Alaskans and the production of green metals, such as copper and cobalt which are critical for the decarbonization of the planet."

The Company believes that the five-year permitting process for the AAP was carried out in an exhaustive, extensive, and robust manner with considerable outreach and accommodation to affected communities and other related parties. According to AIDEA, during the scoping period (which was extended from 90 days to over 330 days), the BLM held 15 public hearings in 13 communities and received more than 7,200 written comments. Subsequently, after the draft EIS was released in August 2019, the BLM held an additional 18 hearings in rural communities, hearings in two hub communities (Anchorage and Fairbanks), and a hearing in Washington, D.C. The BLM received an additional 29,000 written comments to the draft EIS which were scrutinized and incorporated into the FEIS. AIDEA reiterated that the development and production of the FEIS/JROD, which cost almost $5 million, was an extraordinarily high-quality

and comprehensive analysis report.

For more information on the motion by the DOI please go to [DOI documents](#).

About Trilogy Metals

Trilogy Metals Inc. is a metal exploration and development company which holds a 50 percent interest in Ambler Metals LLC which has a 100 percent interest in the Upper Kobuk Mineral Projects ("UKMP") in Northwestern Alaska. On December 19, 2019, South32, a globally diversified mining and metals company, exercised its option to form a 50/50 joint venture with Trilogy. The UKMP is located within the Ambler Mining District which is one of the richest and most-prospective known copper-dominant districts located in one of the safest geopolitical jurisdictions in the world. It hosts world-class polymetallic volcanogenic massive sulphide ("VMS") deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits which have been found to host high-grade copper and cobalt mineralization. Exploration efforts have been focused on two deposits in the Ambler Mining District – the Arctic VMS deposit and the Bornite carbonate replacement deposit. Both deposits are located within a land package that spans approximately 181,387 hectares. Ambler Metals has an agreement with NANA Regional Corporation, Inc., an Alaska Native Corporation that provides a framework for the exploration and potential development of the Ambler Mining District in cooperation with local communities. Trilogy's vision is to develop the Ambler Mining District into a premier North American copper producer.

Company Contacts

Patrick Donnelly
Vice President, Corporate Communications & Development
patrick.donnelly@trilogymetals.com
604-630-3569

604-638-8088 or 1-855-638-8088
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Cautionary Note Regarding Forward-Looking Statements

This press release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including, without limitation, statements relating to the permitting and construction of the AAP, the timing and benefits of the AAP and the merits of the UKMP are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible", and similar expressions, or statements that events, conditions, or results "will", "may", "could", or "should" occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include the uncertainties involving whether the Alaska Industrial Development and Export Authority will build the AAP; the results of the additional supplemental work on the FEIS resulting from the voluntary remand; the impact of the COVID-19 pandemic; success of exploration activities, permitting timelines, requirements for additional capital, government regulation of mining operations, environmental risks, prices for energy inputs, labour, materials, supplies and services, uncertainties involved in the interpretation of drilling results and geological tests, unexpected cost increases and other risks and uncertainties disclosed in the Company's Annual Report on Form 10-K for the year ended November 30, 2021 filed with Canadian securities

regulatory authorities and with the United States Securities and Exchange Commission and in other Company reports and documents filed with applicable securities regulatory authorities from time to time. The Company's forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

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